Exhibit 99.1

PRESS RELEASE

SIFY Reports US GAAP Results for the Quarter Ended 30th September 2003

Revenues Grow 43% Over Same Quarter Last Year. Cash Burn, Losses Decline Further.

Chennai, India, October 16, 2003: Sify Limited (Nasdaq: SIFY), India’s premier Internet, networking and e-Commerce company, announced today its consolidated US GAAP results for the second quarter ended September 30th 2003.

Performance highlights:

•	Sify’s sales revenue during the quarter of $14.5 million was 43% higher than the same quarter last year and 10.5% higher than the immediately preceding quarter.

•	Sify incurred a reduced level of cash loss (in adjusted EBITDA terms) of $0.34 million during the quarter compared to $3.34 million for the same quarter last year.

•	Cash burn during the quarter was $0.9 million excluding non-operational cash inflows.

•	Sify ended the quarter with a cash balance of $29 million.

•	Net loss during the quarter of $1.85 million was 81% less than the same quarter last year ($9.5 million). The loss for the quarter includes a one-time profit of $1.63 million on the sale of land.

Mr. R Ramaraj, Managing Director and CEO, said, “Sify’s 43% growth in business vs. last year is a result of strong revenue growth in key business segments. The team has moved the business size to a run-rate of $60 million per year. Almost negligible cash loss and a low cash burn point to continuing build up of strength in the business model.”

Mr. George Zacharias, President & COO, said, “During the quarter we added another 155 mbps of international bandwidth on a different oceanic cable system, further improving our quality of services and competitive advantage in our network/data services segment. On the retail front, we have increased our broadband subscriber base to about 12,000 and now offer broadband to around 500,000 subscribers in over 1,200 Sify iWays in 39 cities around India.”

Summarized Results:
(In $ million, all translated at $1 = Rs 45.78)

	Quarter ended		Quarter ended	Year ended
	30 Sept		30 Jun	31 Mar
Description	2003	2002	2003	2003

Corporate services	7.05	5.30	6.17	22.19
Retail Internet access	5.55	3.29	5.10	14.74
Interactive services	0.44	0.96	0.56	3.60
Others	1.46	0.58	1.30	3.04
Sales revenue	14.50	10.13	13.13	43.56
Adjusted EBITDA *	(0.34)	(3.34)	(1.39)	(10.70)
Depreciation & amortization	(3.24)	(6.02)	(3.14)	(13.26)
Impairment of goodwill/assets	0.00	(0.19)	0.00	(5.40)
Depreciation/impairment in affiliates	(0.27)	(0.15)	(0.17)	(0.82)
Profit on business sold/discontinued	1.65	0.00	0.00	0.54
Net interest	0.34	0.17	0.18	0.68
Tax	(0.00)	0.02	0.00	(0.06)
Net income/(loss)	(1.85)	(9.52)	(4.52)	(29.03)
Adjusted EBITDA*/(loss) $/share	(0.01)	(0.14)	(0.04)	(0.41)
Net income/(loss) $/share	(0.05)	(0.41)	(0.13)	(1.12)

*Adjusted EBITDA represents net income (loss) before interest, income tax, depreciation and amortization, impairment of intangible assets, and results involving discontinued operations or non-operating assets. Please see “Non-GAAP Financial Information” below.

Corporate Services:

Corporate services contributed 49% of the revenues during the quarter.

Sify received one of the largest single orders for IP bandwidth in the country in the non-ISP segment from GE Capital during the quarter. Other key customer wins in data/network services include Kennametal Widia, WIPRO Spectramind, APL India, Dystar India and Travelex. A stategic alliance was also formalised with Asia Netcom to offer International MPLS VPN services to the enterprise market. Key wins in security services include orders from Tata Consultancy, Patni Computers and Birlasoft.

Key wins in Application Services include Indian Association of Bankers (intranet and nationwide infrastructure to conduct online examinations), Catholic Syrian bank, H.A.L, and World Vision.

Key wins in Hosting include United Phosphorous, Rajiv Gandhi Siksha Mission and Dr. Batra’s Positive Health Clinic. The security initiative “FortKnox” has found acceptance from corporates like Madura Garments and TATA AIG.

Sify’s subsidiary Safescrypt has upgraded its processing centre software that would enable offering Secure Server certificates to any site hosted regardless of whether the server was shared by other sites or applications. Key wins in this business include Geojit Securities and Indian Farmers Fertiliser Cooperative Ltd.

Retail Internet Access:

This segment accounted for 38% of Sify’s revenue made up as below:

Internet access at home through dial up/broadband etc	17%
Internet access at “iWay” cybercafes	15%
Other value added services	6%

Sify’s iWay cyber cafes increased to over 1,200 with the service being extended to 39 cities. The marketing campaign and a more affordable price has seen the number of active subscribers in the cybercafes doubling over the last 6 months to more than 500,000. These cafes are on broadband with high speed, reliable last mile connectivity managed by Sify. Sify has WiFi enabled Bangalore city with broadband connectivity from over 120 hotspots.

The subscribers to Sify’s broadband Internet access to homes almost doubled during the quarter with more than 12,000 subscribers to the service. Sify increased the width of its product range in this segment by introducing a product chargeable based on volume of data transfer. Sify has also tied up with leading builders, Hiranandani and DLF, as per which new buildings will have Sify broadband connections automatically. The dial up business of the company continues to face pricing pressure from public telcos . However, the company continues to be a leader in this segment by offering a superior quality of user experience, uninterrupted services and speedy downloads in addition to a high level of customer service.

Interactive Services:

This division has tied up with most private mobile operators to provide information and entertainment to every mobile carrying Indian, under the universal short code 4545. Sify Discussions, an interactive forum, and Sify Vacations were launched during the quarter.

About Sify:

Sify is the largest network and e-Commerce services company in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 55 points of presence in India, representing an estimated 90% of the established PC base in the country. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. The company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000.

For more information about Sify, visit www.sifycorp.com.

Non-GAAP Financial Information

Our presentation of financial information above includes a presentation of Adjusted EBITDA. Adjusted EBITDA is neither an Indian GAAP measure nor a U.S. GAAP measure and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our presentation above also includes a reconciliation of Adjusted EBITDA to net loss, which we believe to be the most comparable financial measure under U.S. GAAP. Adjusted EBITDA is presented because it is a basis upon which our management assesses our financial performance and because we believe some investors find it to be a useful tool for measuring a company’s ability to fund operating obligations and capital expenditures. Investors evaluating our financial performance or analyzing our discounted cash flows based on Adjusted EBITDA should consider financing activities and non-recurring charges that are not included in the calculation. Our calculation includes significant charges recorded to reflect the impairment of goodwill which are not included in the calculation of EBITDA under the SEC’s rules applicable to periodic reports. Also, for purposes of the fiscal quarter ended September 30, 2003, Adjusted EBITDA excludes the gain recognized on the sale of land we previously held for development ($1.63 million). While EBITDA or derivations thereof are frequently reported by many companies as a supplemental measure of operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6-K for the quarter ended June 30, 2003 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

For further information please contact:

Sify Limited
David Appasamy, 91-44-2254 0770 Extension: 2013
david_appasamy@sifycorp.com
Corporate Website: www.sifycorp.com

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